Exhibit 14.1

Standards of Ethical Conduct Policy	Effective: December 23, 2015

I.Application

This policy is in effect for employees of Willis Lease Finance Corporation and its subsidiaries.

II.Policy

Willis Lease Finance Corporation expects all of its officers, directors and employees, when acting on behalf of the company or any of its subsidiaries, to maintain the highest standard of ethical conduct.

III.Purpose

The Company relies on the integrity and good judgment of its management and employees to conduct themselves in a manner that promotes high standards of ethical and professional conduct, as well as sound business practices.  Management and employees must ensure that their actions are not only ethical and legal, but are in the best interests of the Company.  Responsibility for compliance with this policy lies with every employee of Willis Lease Finance Corporation and its subsidiaries.

Employees of Willis Lease Finance Corporation and its subsidiaries should not commit acts contrary to these standards or support the commission of such acts by others.  A practice will not be condoned on the grounds that it is "customary," "easy," or "expedient".  If it does not meet these standards of ethical conduct, condoning such practices may compromise the integrity and reputation of the Company.  If you are asked to act against these standards, you should decline. You are empowered to say something such as the following: "The Company’s policy doesn't allow me to do this. Please discuss this matter further with..." or "I'm uncomfortable with what you've asked me to do and I'd like to discuss the matter with..." If you act in good faith, the Company will act to protect you from being disciplined or suffering reprisal for making such a statement and appropriately discussing the matter thereafter. Employees are expected to assume personal responsibility and accountability for their actions by maintaining these standards.

IV.Definition of Unethical Conduct

Abuse of Power	Wrongful use of a position of authority to influence employees or colleagues (e.g., coercion to participate in activities or decision- making in violation of laws, regulations or policies).
Conflict of Commitment

A situation in which an employee’s additional employment or other activity, whether internal or external to the Company, interferes with his or her performance in their current position within the Company.

Conflict of Interest

A situation in which an individual or any of his or her family has an existing or potential financial or other material interest that impairs or might appear to impair the individual’s independence and objectivity of judgment in the discharge of responsibilities to the Company.  A conflict of interest also arises when an individual evaluates the work or performance of a person with whom he or she is engaged in a romantic or sexual relationship.

1	Willis Lease Finance Corporation – Standards of Ethical Conduct Policy

Financial Irregularity

An intentional misstatement, omission or failure to disclose information related to financial transactions that is detrimental to the interests of the Company, including embezzlement, fraud, or falsification of records to misappropriate assets.

Fraud	An intentional act of misrepresentation, dishonesty, trickery or deceit (including the concealment or suppression of truth), designed to obtain information or assets without approval.
Misuse of Intellectual Property

The disclosure, unauthorized utilization or manipulation of property of an intellectual nature belonging to an individual or entity (including but not limited to the Company), including but not limited to proprietary information that is protected by a patent, copyright or non-disclosure agreement.

Kickback

The act of making or accepting a payment to improperly obtain or reward with favorable treatment in connection with a contract or subcontract relating to a prime contract or other desired result.  Offering a kickback is also prohibited and may even be illegal.

Misconduct

Cheating, falsification, fabrication, misappropriation, plagiarism, or other practice that improperly deviates from those commonly accepted as proper, including but not limited to those described in this policy.

V.Reporting a Violation

Employees are expected to report violations of this policy to appropriate personnel or to our whistleblower hotline.    Failure of a manager to report actual or possible violations may subject that manager to appropriate company discipline.  To report an actual or suspected violation:

A.	Internal Reporting

1)	Discuss the violation with the immediate manager, except when the manager is involved, in which case it should be discussed with the person at the next managerial level.
2)	If you cannot address the situation in this manner, please contact the Vice President of Human Resources, Chief Financial Officer, or General Counsel.
3)	In all cases, a formal notification of the violation will be reported to the CEO. This notification will occur within 48 hours of the initial reported violations.
4)	Employees who wish to remain anonymous, or whose concern is not being addressed through the above internal reporting, should use the whistleblower hotline described below.

B.  Whistleblower Hotline

Where anonymity is desired, the Company has engaged Lighthouse Services (Lighthouse) to provide an anonymous ethics and compliance hotline for all employees.

Please note that the information provided by you may be the basis of an internal and/or external investigation into the issue you are reporting and your anonymity will be protected by Lighthouse to the extent possible by law.  Reports are submitted by Lighthouse to the Chairman of the Audit Committee for investigation according to our Company’s policies.

2	Willis Lease Finance Corporation – Standards of Ethical Conduct Policy

Lighthouse’s toll free number and other methods of reporting are available 24 hours a day, 7 days a week, for use by employees and staff, as follows:

•	Toll-Free Telephone:
o	English speaking in USA and Canada: 844-280-0005
o	Spanish speaking in USA and Canada: 800-216-1288
o	French speaking in Canada: 855-725-0002
o	Spanish speaking in Mexico: 01-800-681-5340
o	All other countries: 800-603-2869
•	Website: www.lighthouse-services.com/willislease
•	E-mail: reports@lighthouse-services.com (must include company name with report)
•	Fax: (215) 689-3885 (must include company name with report)

All reported violations are required to be reported to the CEO within 48 hours of the report.  Internal reports are to be forwarded to the CEO by the manager who receives the report.  Whistleblower reports are to be forwarded to the CEO by the Chairman of the Audit Committee.

VI.Retaliation

The Company will not tolerate retaliation toward or harassment of employees who report actual or possible violations.  The identity of individuals providing information concerning any possible violations will be protected within legal limits.  Individuals who take retaliatory action will be subject to discipline, up to and including termination.

VII.Enforcement

Suspected violations will be investigated by Human Resources.

VIII.Abuse of this Policy

The Company is committed to the protection of both the accused and the accuser in the reporting of any violations of this policy.  Therefore, attempts by individuals to discredit others though inappropriate use of this policy are not permitted and will be considered for disciplinary action, up to and including termination.

3	Willis Lease Finance Corporation – Standards of Ethical Conduct Policy